FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated June 19, 2009, announcing the payment of a dividend on account of the earnings for the 2009 financial year for a gross amount per share of 0.135234 euros.

2	Press Release, dated June 19, 2009, regarding the Annual Ordinary General Shareholders’ Meeting held on June 19, 2009

3	Material Fact, dated June 19, 2009, regarding the resolutions passed at the Ordinary General Shareholders’ Meeting held on June 19, 2009

Item 1.
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A-39000013
MATERIAL FACT
Banco Santander, S.A. hereby advises that as of 1st August next it will pay a dividend on account of the earnings for the 2009 financial year for a gross amount per share of 0.135234 euros. This amount is the same as the one paid in August 2008 as a first interim dividend on account of the earnings for 2008. On the aforementioned date, Monday 3rd August, the Bank’s share will already trade ex-dividend.
Boadilla del Monte (Madrid), 19th June 2009

Item 2.
Press release
Banco Santander Annual General Meeting
Emilio Botín: “The goal of the Bank is
to maintain 2008’s level of profit
and the payout to our shareholders”
•	The Board of Directors approves the payment of the first dividend charged against 2009 results of EUR 0.13 per share, unchanged from the first 2008 dividend.

•	The Chairman of Banco Santander highlighted the positive development of second quarter results and said that “the Group is coming out of this crisis clearly strengthened.”

•	“We have very probably seen the worst of this financial crisis.”

•
“The Spanish financial system has withstood the effects of the crisis better than others. If some sort of intervention were to be necessary, the Bank of Spain should the ability to act without political interference.”

•	“I am convinced that Santander’s share price will in the medium-term reflect the true value of our Group.”

•	“Our capital base sustains organic growth in our businesses and enables us to maintain in the future, whatever the circumstances, the Bank’s cash dividend policy.”
Madrid, June 19, 2009 — The Chairman of Banco Santander, Emilio Botín, presided over the Annual General Meeting of the bank’s shareholders today, where the 2008 results were approved. During his speech, Botín expressed his “full confidence” in the future of the Group and highlighted that “Grupo Santander is coming out of this crisis clearly strengthened.” He announced that “goal of the Bank’s Board for 2009, which will be even harder than the previous year, is to maintain net ordinary profit at the level achieved by the Group in 2008, that is, EUR 8,876 million euros, and to maintain the payout to our shareholders last year: EUR 4,812 million. In the first quarter, the bank’s profit amounted to EUR 2,100 million. Moreover, Botín shared the Board’s “very positive impressions of our earnings’ performance in the second quarter.”
As a result, he added, and in line with our dividend policy, the Board of Directors yesterday approved a first dividend charged against 2009 earnings of 0.13 euros per share, the same amount as in the first 2008 dividend.

Comunicación Externa Ciudad Grupo Santander — Edif.Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax.34 91 257 1039

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Botín began has speech by pointing to the “extraordinarily difficult period for the economy and for the international financial system” of the last twelve months. He said that “every analysis agrees that you have to go back to the Great Depression of the 1930s to find a crisis similar in scale to this one.” He added that “the crisis has put into question some banking business models and severely punished the shares of banks and damaged general confidence in markets.”
However, Botín said: “We have probably seen the worst of this financial crisis. My confidence is based:
•	on the significant improvement in liquidity in interbank markets;

•	on the recapitalization of financial institutions

•	and on the continuing downward correction in risk differentials for key financial products.
The Chairman of Banco Santander highlighted the two main problems that have affected international banking, “insufficient risk control and, in certain instances, poor supervision.” He also discussed the necessary reforms to avoid similar circumstances in the future. “Twelve years of economic expansion and the clearly mistaken perception that risk in banking had been mitigated to the point of nearly disappearing led many international institutions to relax their internal control systems and accept clearly excessive levels of leverage. When the first liquidity problems arose, signalling a rapid deterioration of risk, it was too late to react and losses grew to the levels I mentioned before,” he said.
The origin of these problems is, obviously, insufficient attention to risk and a departure from the traditional principles of banking, which are:
•	To focus on direct banking relationships with customers.

•	To carry out this business with a medium- and long-term view.

•	To keep risk management independent of business areas.

•	To very directly involve the Board of Directors in risk management.
“Any proposed reform within the international financial system should take these basics into account,” he added.
With respect to the changes in regulation, he said, “I don’t believe that changes in regulations alone can guarantee that these principles are followed. The discipline of the market should continue to play a fundamental role, as it has done so far.” Regarding banking supervision, he said that “the banking systems that have best withstood the crisis are precisely those where there has been stricter supervision and better foresight. The practice of having proactive, physically present inspectors in institutions is something rarely seen in other systems, but it has proved its value in Spain.” He also highlighted the “excellent work” the Bank of Spain has done and the “decisive” role it has played implementing the generic provisions.

Comunicación Externa Ciudad Grupo Santander — Edif.Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax.34 91 257 1039

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Botín also argued that “it is urgent to reinforce, internationally, the systems for banking supervision, adopting the practices that the crisis has shown to be most efficient and promoting decisively better and deeper coordination among banking supervisors. I don’t believe that a single, supranational European supervisor is necessarily the best way to achieve this goal. To the contrary, it could result in an unadvisable distance between supervisor and supervised. I am confident that the activities of large international banks — through subsidiaries with their own capital bases and sources of funding — need not imply a major global systemic risk, as long as they are subject to supervision in each of the countries in which they are present.”
Regarding the Spanish financial system, “which has withstood the effects of the crisis better than others,” Botín said: “The need for intervention in the Spanish financial system — and consequently the effect on taxpayers — has been minimal compared to that in some of our neighbours...To maintain this situation, it would be desirable if, in the future, were some sort of intervention to be necessary, that it be done in a way that anticipates events, on a case by case basis, together with a restructuring plan for the institution involved, and with the Bank of Spain having responsibility to initiate and carry out the measures. The Bank of Spain should have throughout this process the ability to act with the utmost flexibility and without political interference.”
Botín explained how the crisis has underlined the differences among the different models of business and bank management, and highlighted the distinctive characteristics of Grupo Santander’s model, “a clear winner in this crisis.” “Our way of banking has positioned us among the three leading banks in the world by profit. Our model has been reinforced in these difficult circumstances. I have mentioned on various occasions, at these shareholder meetings, the characteristics that differentiate our Group. We share some of them with other financial institutions, but it is the sum of all of them that makes Santander’s model unique,” he said. The distinctive characteristics are the following:
Balance sheet strength: “We have always placed much importance on capital and reserves. Both make a financial institution solid and allow it to better withstand difficult times,” Botín said. He pointed out that after the capital increase of the last quarter of 2008 the Group is one of the best capitalized banks in the world, with core capital of 7.3%. Moreover, he highlighted that the Bank’s shares have appreciated by 79.11% from the issue price. He also reminded that the bank has generic reserves of more than EUR 6,000 million, “which gives us a wide margin for the next two years, guaranteeing our results and our capital base”.
Risk management: “Banco Santander has demonstrated, through rates of non-performing loans consistently below those of its competitors in all the markets in which we operate, that it manages risks well. And, of course, we do not have on our balance sheet the types of toxic assets that caused many of the problems that today beset the international financial system,” Botín said. He added that “the Board and every area of the Bank must be strongly committed to our culture of risk management.”
Retail banking and diversification: “We are fundamentally a very diversified retail bank,” the Chairman of Banco Santander said. He recalled that 85% of the Group’s earnings come from commercial banking, which “leads to recurrence in our revenues and a balance sheet that is easy to explain and to understand. It is a robust model that is more resistant in times of crisis.” Moreover, “to work with a strong local presence in 9 or 10 main markets avoids concentration in a particular geographic area or business line that could be severely affected by a crisis or economic disruption. For these reasons, expanding the perimeter of our businesses, through

Comunicación Externa Ciudad Grupo Santander — Edif.Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax.34 91 257 1039

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the acquisitions we have carried out in the last couple of years, has been aimed at shaping a very balanced Group in terms of assets and revenues in all markets where we operate. Botín indicated that the most recent acquisitions (Alliance & Leicester and Brandford & Bringley in the UK, Banco Real in Brazil, the consumer businesses of GE in Germany and Sovereign in the US) “enhance our geographical diversification with a retail banking model based on our relationship with our customers and which enables us to obtain clear competitive advantages.” Grupo Santander has 90 million customers all over the world.
Technological efficiency and cost control: Botín emphasized the importance of efficiency as “crucial in achieving profitability in a very competitive environment.” He highlighted that the Bank “has put together a very flexible technology platform which we are able to quickly implement in the new units we integrate into the Group.” At the close of 2008, the cost to income ratio was 41.86%, positioning Santander as the fourth most efficient bank in the world.
Regarding Santander’s performance, the Chairman said, “Santander’s management model has proved successful in 2008, with excellent results which are being confirmed this year.” In 2008, Banco Santander was the third Bank in the world in terms of profit, with attributable profit of EUR 8,876 million. He also highlighted that the total cash dividend against 2008 results was EUR 4,812 million and that “this amount, paid in cash, is the highest paid by any international bank.”
Moreover, he explained the steps done by the Group in the UK and Brazil. “In the UK, our investment in Abbey has been a resounding success. The integration of Alliance & Leicester and Bradford & Bingley is taking place quickly and effectively. In 2008, net profit in the UK market was EUR 1,247 million. These results, together with our efficiency ratios and credit quality, give our franchise a leading position, strengthening the UK as a clear platform for the Group’s future growth. I am confident that this investment is one of the best and most profitable transactions in international banking.” Finally, he highlighted the appointment of António Horta-Osório, Abbey’s CEO, as a non-Executive Board Member of the Bank of England.
Regarding Brazil, he said that “the integration of Banco Real is exceeding our expectations. The Brazilian economy is coping better than other countries with the economic crisis” and that “in recent years, Brazil has laid the foundations for sustainable long-term growth, underpinned by macroeconomic, institutional and social stability.”
Regarding the bank’s share performance, Botín said that, in his opinion, “Banco Santander’s shares have been unduly affected by a general adverse sentiment towards financial institutions. I am convinced that Santander’s share price will in the medium-term reflect the true value of our Group.”
With respect to the dividend policy, he said that the Bank intends “to maintain our payout ratio at around 50% and to pay in cash.”
“The Bank confirms its policy of paying cash dividends, offering shareholders the chance to receive part of them in shares with certain advantages,” he said, referring to initiative to give shareholders the possibility to receive in cash or Bank’s shares an equivalent amount to the second annual dividend. The General Meeting approved the free capital increase, with a value of EUR 1,000 million for this purpose.

Comunicación Externa Ciudad Grupo Santander — Edif.Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax.34 91 257 1039

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Emilio Botín focused the last part of his speech in his outlook for 2009. “The world economy is showing a better tone since the spring. This improvement is especially visible in the United States and in certain Asian and Latin American emerging economies. There are some positive signs suggesting that monetary and fiscal policy measures are having the expected effects. And with some delay, the European economy will also benefit from a more favourable environment and the changed trend in international financial markets. In the case of Spain, some indicators suggest a certain improvement which is still fragile. For the Spanish economy to be able to join the next international recovery cycle and to reach a similar cruise speed to the one we had before de crisis...It is essential that we carry out all the necessary reforms to enhance our competitiveness and ability to grow.”
The Chairman of Banco Santander ended his speech before the shareholders with a message of confidence for the future of the company. Grupo Santander is coming out of this crisis clearly strengthened. Our balance sheet strength, our business model and our prudent risk policy have clearly helped us get around the worse difficulties. We have been able to continue building a diversified business base which provides ample opportunities for future growth. We have absolutely no need for new acquisitions to increase our results. Our capital base sustains organic growth in our businesses and enables us to maintain in the future, whatever the circumstances, the Bank’s cash dividend policy.”
Alfredo Sáenz: “Six months ago we said thar our NPL ratio in Spain would end the year at approximately 4.5%. We now expect it to come in at around 3.5%”
The Chief Executive Officer of Banco Santander, Alfredo Sáenz, explained to shareholders the favourable performance in 2008 and the outlook for the coming years. “The adjustments we have made in all units have enabled us to obtain good results in 2008 and they will enable us to continue to have good results in 2009,” Sáenz said. He noted that “the Group’s growth has been very balanced. All units have obtained good results.” Sáenz highlighted that the Bank has “continued to lend and we will continue to lend.” He cited as an example the active involvement of Santander in the ICO program lines. “This year, we have a total share of ICO lines over 20%, higher than our business share and office share. In the ICO lines of Business Promotion we have a share close to 24%.”
He added, “The results of the first quarter demonstrate that we maintain a good cruising speed, despite operating in a clearly difficult environment. Moreover, he showed greater optimism than six months ago regarding NPLs performance in Spain. “At that time, we said that our NPL ratio in Spain would end the year at approximately 4.5%. We now expect it to come in at around 3.5%.”
The major trends of the year are already seen this quarter:
•	We continue to achieve revenue growth clearly above the growth in costs. In the operational areas, we have obtained seven points in the ‘jaws.’

•	This enables us to achieve growth in net operating income’s of more than 15%.

•	The strong rise in provisions absorbs part of this growth.”

Comunicación Externa Ciudad Grupo Santander — Edif.Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax.34 91 257 1039

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“We are being very careful to recognize risks and to provision. The provisions of the annualized first quarter represent almost EUR 10,000 million. Despite that effort, our first quarter earnings again position us among the leading banks in the world in terms of profit. The results we are achieving make me confident with our goal of 2009 of obtaining a net profit in line with that of 2008,” Sáenz said.
He added: “However, our focus is not only 2009. Santander also has specific and differentiated arguments which will enable the bank to achieve solid results in the next two years.” The CEO mentioned the “strategic importance” of the integrations the bank is carrying out. “In all these businesses, we are taking a qualitative leap and we will come out of the crisis clearly strengthened.”

Comunicación Externa Ciudad Grupo Santander — Edif.Arrecife, 2[a] Planta. 28660 Boadilla del Monte (Madrid) Tel. 34 91 289 5189 Fax.34 91 257 1039

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Item 3.
IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,
CERTIFY: That, in accordance with the minutes of the meeting of the Ordinary General Shareholders’ Meeting of this entity, validly held on 19 June 2009, the following resolutions were passed:
““Item One
To approve the annual accounts (balance sheet, profit and loss statement, statements of changes in net assets and cash flows, and notes) and of the corporate management of Banco Santander, S.A. and its consolidated Group, all with respect to the Fiscal Year ended December 31, 2008.
Item Two
To approve the application of results obtained by the Bank during Fiscal Year 2008, which amount up to 4,826,218,088.75 euros, distributing them as follows:

Euros	13,884,723.43	to increase the Voluntary Reserve.

Euros	4,812,333,365.32	for the payment of dividends, which have
		already been paid out prior to the date of the
		ordinary General Shareholders’ Meeting.

Euros	4,826,218,088.75	in total.
Item Three
With respect to the annual renewal of one-fifth of the Director positions provided by Article 55 of the Bylaws, and notwithstanding the effectiveness through 2010 of the positions of the gentlemen listed below:

THREE A:	To re-elect Mr. Matías Rodríguez Inciarte as Director.

THREE B:	To re-elect Mr. Manuel Soto Serrano as Director.

THREE C:	To re-elect Mr. Guillermo de la Dehesa Romero as Director.

THREE D:	To re-elect Mr. Abel Matutes Juan as Director.

Item Four
To re-appoint the firm Deloitte, S.L., with its registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, Torre Picasso, and Tax ID Code B-79104469, as Auditor of Accounts for verification of the annual accounts and management report of the Bank and of the consolidated Group for Fiscal Year 2009.
Item Five
I) To deprive of effect, to the extent of the unused amount, the authorization granted by the shareholders acting at the ordinary General Shareholders’ Meeting of June 21, 2008 for the derivative acquisition of shares of the Bank by the Bank and the Subsidiaries comprising the Group.
II) To grant express authorization for the Bank and the subsidiaries comprising the Group to acquire shares representing the capital stock of the Bank for any valuable consideration permitted by Law, within the limits of and subject to any legal requirements, up to a maximum limit – including the shares they already hold – of a number of shares equivalent to 5 percent of the capital stock existing at any given time, or to such greater percentage as may be established by Law during the effectiveness of this authorization, which shares shall be fully paid-in, at a minimum price per share equal to the par value and a maximum price of up to 3 percent over the last listing price for transactions in which the Bank does not act for its own account on the Electronic Market of the Spanish Stock Exchanges (including the block market) prior to the acquisition in question. This authorization may only be exercised within 18 months from the date on which the General Shareholders’ Meeting is held. The authorization includes the acquisition of shares, if any, that must be conveyed directly to the employees and management of the Company, or that must be conveyed as a result of the exercise of the options they hold.
Item Six
I) To deprive of effect the authorization granted by the shareholders at the ordinary General Shareholders’ Meeting of June 21, 2008 by means of resolution EIGHT. II).
II) To delegate to the Board of Directors, pursuant to the provisions of Section 153.1.a) of the Business Corporations Law, the broadest powers to do the following within one year from the date on which this General Shareholders’ Meeting is held: set the date and terms and conditions, as to all matters not provided for by the shareholders themselves acting at the General Shareholders’ Meeting, for a capital increase approved at such General Shareholders’ Meeting in the amount of FIVE HUNDRED MILLION EUROS.

In exercising these delegated powers, the Board of Directors shall (by way of example and not of limitation) determine if the capital increase shall be carried out by issuing new shares – with or without a premium and with or without voting rights – or by increasing the par value of existing shares through new cash contributions; determine the deadline for exercising pre-emptive rights where applicable in the event of the issuance of new shares; freely offer the shares not subscribed for by such deadline; establish that, in the event the issue is not fully subscribed for, the capital will be increased only by the amount of the actual subscriptions; and amend the article of the Company’s Bylaws regarding share capital.
If the Board of Directors does not exercise the powers delegated to it within the period provided by the shareholders acting at the General Shareholders’ Meeting for carrying out this resolution, such powers shall become void once the deadline has passed.
The Board of Directors is also authorized to delegate to the Executive Committee the delegable powers granted pursuant to this resolution.
Item Seven
I) To deprive of any and all effect, to the extent of the unused amount, the authorization granted by the shareholders at the extraordinary General Shareholders’ Meeting of July 27, 2007 by means of resolution ONE. II).
II) To re-authorize the Board of Directors, as broadly under the Law as may be necessary, so that, in accordance with the provisions of Section 153.1.b) of the Business Corporations Law, it may increase share capital on one or more occasions and at any time, within a period of three years from the date of this Meeting, in the maximum amount of 2,038,901,430.5 euros, by means of the issuance of new shares – with or without a premium and with or without voting rights –, with the consideration for such new shares consisting of cash contributions, and with the power to set the terms and conditions of the capital increase and the characteristics of the shares, as well as to freely offer the unsubscribed new shares within the pre-emptive subscription period or periods, to establish that, in the case of an incomplete subscription, the capital shall be increased only by the amount of subscriptions made, and to amend the article of the Bylaws regarding share capital. The amount of capital increases, if any, made to pay for the conversion of debentures under the provisions of the resolution adopted by the shareholders at this ordinary General Shareholders’ Meeting under item NINE of the agenda or pursuant to any other resolution adopted in this connection by the shareholders at the General Meeting shall be deemed to be included within the limit of the aforementioned maximum amount available at any time. Furthermore, the Board is authorized to totally or partially exclude pre-emptive rights upon the terms of Section 159.2 of the Business Corporations Law. The Board of Directors is also authorized to delegate to the Executive Committee the delegable powers granted by virtue of this resolution.

Item Eight
Capital increase free of charge
1. — Capital increase
It is resolved to increase the share capital in the amount resulting from multiplying (a) the par value of fifty Euro cents (0.5) per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the number of new shares of Banco Santander resulting from the formula set out in section 2 below (the “New Shares”).
The capital increase is carried out through the issuance of the New Shares, which shall be ordinary shares with a par value of fifty Euro cents (0.5) each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase will entirely be charged to the freely distributable reserve named voluntary reserves, consisting of retained earnings, which amounts to 2,479 million Euros as of 31 December 2008.
The New Shares are issued at par value, that is, for their par value of fifty Euro cents (0.5), without issuance premium, and will be allotted free of charge to the shareholders of the Bank.
In accordance with article 161 of the Spanish Business Corporations Law (“Ley de Sociedades Anónimas”), the possibility of incomplete allotment of the capital increase is foreseen in the event that Banco Santander, a company of its group or a third party waives all or part of their free allotment rights. Should such waiver occur, the share capital would be increased in the relevant amount.
2. — New Shares to be issued
The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:
NAN = NTAcc / Num. rights
where,
NAN = Number of New Shares to be issued;
NTAcc = Number of Banco Santander shares outstanding on the date the Board of Directors or, by delegation therefrom, the Executive Committee agrees to execute the capital increase; and

Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:
Num. rights = NTAcc / Num. provisional shares.
where,
Num. provisional shares = 1.000.000.000 / PreCot.
PreCot will be the average of the weighted average price of the shares of the Bank on the Spanish Stock Exchanges in the 5 business days prior to the resolution of the Board of Directors or, by delegation, the Executive Committee, to execute the capital increase, rounded up or down to the nearest Euro cent and, in case of a half Euro cent, rounded up to the nearest Euro cent.
3. — Free allotment rights
Each outstanding share of the Bank will grant a free allotment right.
The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion between the number of New Shares and the number of outstanding shares (NTAcc). In particular, shareholders will be entitled to receive one New Share for each number of free allotment rights, calculated in accordance with section 2 (Num. rights) held by them.
The holders of bonds convertible into shares of Banco Santander currently outstanding will not have free allotment rights; however, they will be entitled, if applicable, to the amendment of the conversion ratio of bonds per shares, in proportion to the amount of the capital increase.
In the event that (i) the number of free allotment rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NAN) result in a lower number than (ii) the number of outstanding shares (NTAcc), Banco Santander, or a company of its group, will waive a number of free allotment rights equal to the difference between both figures, for the sole purpose of having a whole number of New Shares and not a fraction.
The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) (“Iberclear”) at 23:59 on the day of publication of the announcement of the capital increase in the Official Bulletin of the Commercial Registry (Boletín Oficial del Registro Mercantil). During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market in the proportion needed to subscribe for New Shares. The free allotment rights shall be traded on the market during the term determined by the Board of Directors or, by delegation therefrom, the Executive Committee, with a minimum term of fifteen calendar days, beginning on the first business day after the publication of the offer’s announcement in the Official Bulletin of the Commercial Registry.

4. — Irrevocable undertaking to acquire free allotment rights
The Bank or, with the Bank’s guarantee, the company of its group that shall be determined, will make an irrevocable undertaking to acquire the free allotment rights at the price indicated below. The Purchase Undertaking will be in force and may be accepted during the term, within the free allotment rights trading period, that will be determined by the Board of Directors, or by delegation therefrom, the Executive Committee. To this end, it is resolved to authorize the Bank, or the respective company of its group, to acquire such free allotment rights (as well as the shares corresponding to those rights), with the maximum limit of the total of the rights issued and having to comply at all times with the applicable legal requirements. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded up or down to the nearest Euro cent and, in case of a half Euro cent, rounded up to the nearest Euro cent:
Purchase Price = PreCot / (Num. rights+1)
5. — Balance sheet and reserve to which the share capital increase will be charged
The balance sheet used for purposes of this capital increase is that corresponding to 31 December 2008, duly audited and approved by this Ordinary General Shareholders’ Meeting.
As indicated above, the capital increase will be charged entirely to the freely distributable reserve named voluntary reserves, consisting of retained earnings, which amounts to 2,479 million Euros as of 31 December 2008.
6. — Representation of the New Shares
The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participant entities.

7. — Rights of the New Shares
The New Shares will confer the same voting and economic rights upon their holders as the currently outstanding ordinary shares of Banco Santander from the date on which the capital increase is declared to be subscribed and paid up.
8. — Shares in deposit
Once the free allotment rights trading period has ended, the New Shares that have not been capable of being allotted due to causes not attributable to Banco Santander will be maintained in deposit and available to whom who evidences lawful ownership over the relevant free allotment rights. Three years after the ending date of the free allotment rights trading period, the shares still pending to be allotted may be sold at the risk and expense of the interested parties in accordance with article 59 of the Spanish Business Corporation Law. The net amount of the sale will be deposited in the Bank of Spain or in the General Deposit Bank (Caja General de Depósitos) at the disposal of the interested parties.
9. — Application for the admission to listing
It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System, as well as to take the steps and actions that may be necessary and file the required documents with the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are traded (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued under this capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may be in force or hereafter be issued on stock exchange matters and, especially, on trading, continued listing and delisting.
It is expressly stated that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing the delisting resolution or not voting it will be safeguarded in compliance with the requirements established in the Spanish Business Corporation Law Act and related provisions, all in accordance with the provisions of Law 24/1988, of 28 July, on the Securities Market and its implementing provisions in force at the relevant time.

10. — Execution of the capital increase
Within one year from the date of this resolution, the Board of Directors or, by delegation therefrom, the Executive Committee, may resolve to execute the capital increase and to set forth the conditions of the capital increase regarding those matters not provided for in the current resolution. However, if the Board of Directors does not consider it advisable to execute the capital increase within such term, it may propose to the General Shareholders’ Meeting that the capital increase be revoked.

Upon completion of the free allotment rights trading period:
(a)
The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its participant entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)
The Board of Directors or, by delegation therefrom, the Executive Committee will declare the closing of the free allotment rights trading period and will reflect in the Bank’s accounts the application of the voluntary reserves to the capital increase in the relevant amount, thus fully paying-up the New Shares.

Likewise, upon the termination of the free allotment rights trading period, the Board of Directors or, by delegation therefrom, the Executive Committee, will pass the relevant resolutions amending the Bylaws in order to reflect the new share capital figure resulting from the capital increase and applying for the admission to listing of the New Shares on the Spanish and foreign Stock Exchanges on which shares of the Bank are listed.
11. — Delegation for the execution
In accordance with article 153.1.a) of the Spanish Business Corporations Law, it is resolved to empower the Board of Directors with express authority to empower in turn the Executive Committee, to establish the conditions of the capital increase as to all matters not provided for in the current resolution. For illustrative purposes only, the Board of Directors is empowered, with express authorisation to empower the Executive Committee:
1.—	To determine the date on which the agreed resolution of capital increase will be executed, which must in any event occur within one year from its approval.
2.—
To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by this General Shareholders’ Meeting.

3.—	To determine the duration of the free allotment rights trading period.

4.—	To declare the capital increase closed and executed.
5.—	To amend sub-sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital.

6.—	To waive the new shares corresponding to the free allotment rights owned by the Bank at the end of the trading period of such rights.
7.—
To take such actions as may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the national and international Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable requirements for each of the aforementioned Stock Exchanges.

8.—
To carry out all actions as may be necessary or convenient to achieve the execution and formalisation of the capital increase before any entities and public or private authorities, Spanish or foreign, including actions of statement, supplement or remedy of defects or omissions that may prevent or hinder the full effect of the preceding resolutions.

In consideration of the foregoing, the shareholders are requested to approve the proposal submitted by the Board of Directors.
Item Nine
I) To rescind and deprive of any effect resolution NINE II) of the ordinary General Shareholders’ Meeting of June 21, 2008.
II) To delegate to the Board of Directors, in accordance with the general regulations on the issuance of debentures and pursuant to the provisions of Section 319 of the Regulations of the Commercial Registry, the power to issue, on one or more occasions, debentures, bonds and other simple fixed-income securities or debt instruments of a similar nature (including certificates, promissory notes or warrants) as well as fixed-income securities that are convertible into and/or exchangeable for shares of the Company, all in accordance with the following conditions:
1.
Securities to be issued. The securities covered by this delegation may be debentures, bonds and other simple fixed-income securities or debt instruments of a similar nature in any of the forms admitted by Law, including certificates, promissory notes or warrants or similar securities that might give the holders thereof, directly or indirectly, the right to subscribe or purchase newly-issued shares of the Company or shares that are already outstanding, payable by means of physical delivery or set-off. The delegated powers also cover fixed-income securities that are convertible into and/or exchangeable for shares of the Company.

2.	Period of the delegation. The securities may be issued on one or more occasions, at any time, within a maximum period of five (5) years from the date of adoption of this resolution.

3.
Maximum amount. The aggregate maximum amount of the issuance or issuances of securities to be made under this delegation is FORTY-TWO THOUSAND MILLION EUROS or the equivalent thereof in another currency. This limit, in turn, is divided into the following two limits:

(i)
The total maximum amount of the issuance or issuances of convertible and/or exchangeable fixed-income securities to be approved pursuant to this delegation shall be SEVEN THOUSAND MILLION EUROS or the equivalent thereof in another currency.

(ii)
The maximum total amount of the issuance or issuances of securities other than those described under (i) above to be made in reliance on this delegation is THIRTY-FIVE THOUSAND MILLION EUROS or the equivalent thereof in another currency.

For purposes of calculating the above-mentioned limit, in the case of warrants there shall be taken into account the sum of the premiums and exercise prices of the warrants of each issuance approved pursuant to the powers delegated hereby. In the case of promissory notes or similar securities, the outstanding limit of those issued in reliance on this delegation shall be calculated for purposes of the above-mentioned limit.
It is stated for the record that, as provided in Section 111 bis of Law 24/1988 of July 28 and the Fourth Additional Provision of Law 26/1988 of July 29, the limitation relating to the issuance of debentures established in subsection 1 of Section 282 of the Business Corporations Law does not apply to the Bank.
4.
Scope of the delegation. In the exercise of the delegated powers granted herein, and by way of example and not limitation, the Board of Directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance (domestic or foreign) and the currency, and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds or debentures or any other denomination permitted by Law (including those that are subordinated, if any, and included in sub-section 1 of Article 7 of Law 13/1985 of May 25 and in Section 20.1 of Royal Decree 1343/1992 of November 6); the issuance date(s); if the securities are not convertible, the possibility of their being exchangeable, in whole or in part, for outstanding shares of the issuing Company or other entities -and, if exchangeable, the circumstance permitting their mandatory or voluntary exchange, and, in the latter case, at the option of the holder of the securities or of the issuer- or including a call option on the above-mentioned shares; the interest rate, dates, and procedures for payment of the coupon; whether they are to be permanent or callable, and, in the latter case, the repayment period and maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or via book-entry; the number of securities and the nominal value thereof which, in the case of convertible and/or exchangeable securities, shall not be less than the nominal value of the shares; pre-emptive rights, if any, and subscription procedure; applicable law, whether domestic or foreign; the request, if any, for admission to trading on official or unofficial, organized or unorganized, domestic or foreign secondary markets of the securities that are issued in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition to issuance, and, if appropriate, appointing the Examiner [Comisario], and approving the basic rules that are to govern the legal relations between the Bank and the Syndicate, if any, of holders of the securities that are issued.

The delegation also includes the grant to the Board of Directors of the power, in each case, to decide the conditions for repayment of the fixed-income securities issued in reliance on this authorization, and it may use the means of withdrawal referred to in sub-sections a), b), and c) of Section 306 of the Business Corporations Law. In addition, the Board of Directors is authorized, whenever it deems appropriate, and subject to the necessary official authorizations being obtained as well as, if required, the approval of the Meetings of the respective Syndicates of Holders of the securities, to amend the conditions for repayment of the fixed-income securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorization.
5.
Basis and methods for conversion and/or exchange. In the event of issuances of fixed-income securities that are convertible into and/or exchangeable for shares and for purposes of determining the basis and methods for the conversion and/or exchange, the following standards are hereby approved:

(i)
Securities issued pursuant to this resolution shall be convertible into new shares of the Bank and/or exchangeable for outstanding shares of this entity in accordance with a fixed (determined or determinable) or variable conversion and/or exchange ratio, with the Board of Directors being authorized to determine whether they shall be convertible and/or exchangeable, and also to determine whether they are mandatorily or voluntarily convertible and/or exchangeable, and if voluntarily, at the option of their holder or of the issuer, at the intervals and during the term established in the issuance resolution, which shall not exceed fifteen (15) years from the date of issuance.

(ii)
For purposes of the conversion and/or exchange, the fixed-income securities shall be valued at their nominal amount and the shares shall be valued at the exchange rate determined in the resolution of the Board of Directors making use of this delegation, or at the exchange rate determinable on the date or dates specified in the resolution of the Board, and based on the listing price of the Bank’s shares on the Stock Exchange on the date(s) or during the period(s) taken as a reference in such resolution, with or without a discount, and in any case with a minimum of the greater of (a) the average exchange rate for the shares on the Continuous Market of the Spanish Stock Exchanges, based on closing prices, for a period to be determined by the Board of Directors not more than three months nor less than fifteen calendar days prior to the date of adoption by the Board of the resolution for the issuance of the fixed-income securities, and (b) the exchange rate for the shares on such Continuous Market according to the closing price on the day preceding the day of the adoption of such issuance resolution.

(iii)
The issuance of convertible and/or exchangeable fixed-income securities at a variable conversion and/or exchange ratio may also be approved. In such case, the price of the shares for purposes of the conversion and/or exchange shall be the arithmetical mean of the closing prices of the shares of the Company on the Continuous Market for a period to be determined by the Board of Directors, not more than three months nor less than five days prior to the date of conversion and/or exchange, at a premium or at a discount, as the case may be, with respect to such price per share. The premium or discount may be different for each conversion and/or exchange date of each issuance (or for each tranche of an issuance, if any), provided, however, that if a discount is set on the price per share, such discount may not be greater than 30%.

(iv)
If the issuance is convertible and exchangeable, the Board may also provide that the issuer reserves the right to choose at any time between conversion into new shares or exchange for outstanding shares, specifying the nature of the shares to be delivered upon conversion or exchange, and may also choose to deliver a combination of newly-issued shares and existing shares. In any event, the issuer must respect equality of treatment among all of the holders of the fixed-income securities that are converted and/or exchanged on any given date.

(v)
Upon conversion and/or exchange, the fractional shares that may need to be delivered to the holder of the debentures shall be rounded by default to the immediately lower whole number, and each holder shall receive in cash any difference that may arise under such circumstances.

(vi)
Under no circumstances shall the value of the shares for the purposes of the ratio for the conversion of the debentures into shares be lower than the nominal value thereof. Pursuant to the provisions of Section 292.3 of the Business Corporations Law, debentures shall not be converted into shares when the nominal value of the former is lower than that of the latter. Convertible debentures shall likewise not be issued for an amount lower than their nominal value.

Upon approval of an issuance of convertible debentures pursuant to the authorization granted by the shareholders at the Meeting, the Board of Directors shall issue a directors’ report further developing and specifying the basis and methods for the conversion that are specifically applicable to such issuance, based on the above-described standards. This report shall be accompanied by the corresponding auditors’ report referred to in Section 292 of the Business Corporations Law.

6.
Rights of the holders of convertible securities. To the extent that the conversion and/or exchange into shares of the fixed-income securities that may be issued is possible, the holders thereof shall have such rights as are attributed thereto by the legislation in force and especially, if applicable, and as long as provided by law, those relating to pre-emptive rights (for convertible debentures) and the anti-dilution clause in all instances where they are contemplated by law, unless the shareholders acting at a General Shareholders’ Meeting or the Board of Directors, upon the terms and in accordance with the requirements of Section 159 of the Business Corporations Law in force, may decide to totally or partially exclude the pre-emptive rights of the shareholders and, as long as such right is granted by current legal provisions, of the holders of convertible debentures.

7.
Capital increase and exclusion of pre-emptive rights in connection with convertible securities. The delegation to the Board of Directors shall also include, by way of example and not of limitation, the following powers:

(i)
The power for the Board of Directors, within the scope of the provisions of Section 159 of the Business Corporations Law, to totally or partially exclude the pre-emptive rights of shareholders and, as long as such right is granted to them by applicable law, of holders of convertible debentures, when such exclusion is required to obtain capital in the international markets, for the use of bookbuilding techniques, or when in any other manner justified by the Company’s interest. In any event, if the Board decides to eliminate pre-emptive rights with respect to a specific issuance of convertible debentures that it may decide to make in reliance on this authorization, at the time of approving the issuance and in accordance with applicable laws and regulations, it shall issue a report detailing the specific reasons of corporate interest that justify such measure, which shall be the subject of the corresponding auditor’s report referred to in Section 159.2 of the Business Corporations Law. Such reports shall be made available to the shareholders and to the debenture-holders if required by the rules and regulations in effect from time to time, and shall be communicated to the shareholders at the first General Shareholders’ Meeting to be held after the adoption of the issuance resolution.

(ii)
The power to increase capital by the amount necessary to handle the requests for conversion. Such power may only be exercised to the extent that the Board, adding together the capital that is increased in order to cover the issuance of convertible debentures and the remaining capital increases that have been approved within the scope of authorizations granted by the shareholders at the General Shareholders’ Meeting, does not exceed the limit of one-half of the share capital amount specified in Section 153.1.b) of the Business Corporations Law. This authorization to increase capital includes authorization to issue and place into circulation, on one or more occasions, the shares representing such capital that are necessary to implement the conversion, and authorization to revise the text of the article of the Bylaws relating to the amount of the share capital and, if applicable, to nullify the portion of such capital increase that was not needed for conversion into shares.

(iii)
The power to further develop and specify the basis and methods for the conversion and/or exchange, taking into account the standard set forth in item 5 above and, in general and as broadly as possible, the determination of all matters and conditions that may be necessary or appropriate for the issuance.

At subsequent General Shareholders’ Meetings held by the Company, the Board of Directors shall inform the shareholders on the use, if any, that has been made through such time of the delegated power to issue convertible and/or exchangeable debentures.
8.
Convertible warrants: The rules set forth in sub-sections 5 through 7 above shall apply, mutatis mutandi, in the event that warrants or other similar securities are issued that might entitle the holders thereof, directly or indirectly, to subscribe newly-issued shares of the Company; the delegation includes full powers, with the same scope as in the previous paragraphs, to decide on all matters it deems appropriate in connection with that kind of securities.

9.
Admission to trading. When appropriate, the Company shall request that the debentures issued pursuant to this delegation be admitted to trading on official or unofficial, organized or unorganized, domestic or foreign markets of the securities issued pursuant to the powers delegated hereby, with the Board of Directors being authorized to carry out the procedures and activities before the competent bodies of the various domestic or foreign securities markets that may be necessary for admission to listing.

10.	Delegation. In turn, the Board of Directors is hereby authorized to delegate to the Executive Committee those powers conferred pursuant to this resolution that may be delegated.
Item Ten
Ten A:
Within the framework of approval by the Board of Directors of the Bank, after a report from the Appointments and Remuneration Committee, of the long-term incentive policy and the plans that make up such policy, the following resolutions are adopted with respect to the matters for the implementation of which the decision of the shareholders at the General Shareholders’ Meeting is required.

• Approval of the fourth cycle of the Performance Shares Plan.
To approve the fourth share delivery cycle linked to the attainment of objectives, which is subject to the following rules:
(i)
Beneficiaries: The executive Directors, other members of Senior Management as well as such other managers of the Santander Group (excluding Banesto) as determined by the Board of Directors, or the Executive Committee by delegation therefrom. The overall number of participants is expected to be approximately 6,500, although the Board of Directors, or the Executive Committee by delegation therefrom, may decide to include (by promotion or addition to the Group) or exclude other participants, without changing the maximum overall number of shares to be delivered that is authorized at any time.

(ii)	Objectives: The objectives used to determine the number of shares for distribution (the “Objectives”) are linked to Total Shareholder Return (“TSR”).
For the purposes hereof, TSR shall mean the difference (expressed as a percentage) between the final value of an investment in common shares in each of the compared institutions at the end of the period and the value of the same investment at the beginning of the period, taking into account that dividends or other similar items received by the shareholders for such investment during the corresponding period of time will be considered for the calculation of such final value as if they had been invested in more shares of the same kind on the first date on which the dividend or similar item was due to the shareholders and at the average weighted listing price on such date. The determination of such initial and final values will be based on the listing prices indicated in sub-section (iii) below.
At the end of the respective cycle, the TSR for Santander and each of the entities of the group identified below (the “Reference Group”) will be calculated and will be listed in descending order. The application of the TSR indicator will determine the percentage of shares to be distributed, based on the following scale and on the relative position of Santander within the Reference Group:

Santander’s position in	Percentage of shares
the TSR ranking	earned over maximum
1st to 5th	100.0%
6th	82.5%
7th	65.0%
8th	47.5%
9th	30.0%
10th onwards	0%

The Reference Group will be made up of the following 16 entities:

Bank	Country
Itaú Unibanco Banco Múltiplo	Brazil
BBVA	Spain
BNP Paribas	France
Credit Suisse	Switzerland
HSBC Holdings	United Kingdom
ING Group	The Netherlands
Intesa Sanpaolo	Italy
JP Morgan Chase & Co.	United States of America
Mitsubishi UFJ Financial Group	Japan
Nordea Bank	Sweden
Royal Bank of Canada	Canada
Société Générale	France
Standard Chartered	United Kingdom
UBS	Switzerland
UniCredit	Italy
Wells Fargo & Co.	United States of America
The Board, or the Executive Committee by delegation therefrom, will, after a report from the Appointments and Remuneration Committee, have the power to adapt, if appropriate, the composition of the Reference Group in the event of unforeseen circumstances that may affect the entities initially comprised in such Group. In such cases, no shares will be earned if Santander ranks below the mean (50%ile) of the Reference Group; the maximum percentage of shares will be earned if Santander is included in the first quartile (including the 25%ile) of the Reference Group; 30% of the maximum number of shares will be earned at the mean (50%ile); and, for intermediate positions between (but excluding) the mean and the first quartile (excluding the 25%ile), it will be calculated by linear interpolation.
(iii)
Duration: This fourth cycle will comprise 2009, 2010 and 2011. For purposes of the objective related to TSR, the average weighted by daily volume of the average weighted listing prices of the fifteen trading sessions immediately preceding (but not including) April 1, 2009 will be taken into account (to calculate the value at the beginning of the period) and that of the fifteen trading sessions immediately preceding (but not including) April 1, 2012 (to calculate the value at the end of the period). To receive the shares, the beneficiary in question will be required to have been in active service with the Group, except in the event of death or disability, through June 30, 2012. Delivery of the shares, if appropriate, will be made not later than July 31, 2012, on the date determined by the Board of Directors, or by the Executive Committee by delegation therefrom.

The shares will be delivered by the Bank or by another company of the Group, as the case may be.
(iv)	Maximum number of shares to be delivered:
The number of shares to be delivered to each executive Director shall not exceed the following:

Maximum
number of
Executive Directors	shares
Mr. Emilio Botín-Sanz de Sautuola	82,941
Mr. Alfredo Sáenz Abad	228,445
Mr. Matías Rodríguez Inciarte	105,520
Mr. Francisco Luzón López	92,862
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	56,447
Mr. Juan Rodríguez Inciarte	60,904
Without prejudice to the Banesto shares that might correspond to Ms. Patricia Botín-Sanz de Sautuola y O’Shea under the plans that might be approved at Banesto’s General Shareholders’ Meeting, the maximum number of shares referred to in the preceding table corresponding to such executive Director must be submitted for approval at such Meeting.
• Approval of the third cycle (2010-2012) of the Obligatory Investment Plan with Matched Deferred Bonus in Shares.
To approve the third cycle of delivery of shares related to mandatory investment of variable compensation, which is subject to the following rules:
(i)
Beneficiaries: The executive Directors, the other members of the Senior Management of the Bank, and the other executives of the Santander Group (excluding Banesto), as determined by the Board of Directors, or the Executive Committee by delegation therefrom (currently 32 beneficiaries). Without prejudice to the foregoing, such new participants may be added to the Plan as are appropriate as a result of promotion, admission to the group or other reasons, in the opinion of the Board of Directors or of the Executive Committee by delegation therefrom, without modifying the other terms and conditions thereof.

(ii)
Operation: The beneficiaries shall mandatorily use 10% of their 2009 gross variable annual compensation (or bonus) to purchase Bank shares on the market (the “Mandatory Investment”). The Mandatory Investment shall be made not later than February 28, 2010. The Board of Directors, or the Executive Committee by delegation therefrom, may reduce such period.

The beneficiaries of the plan shall be entitled to receive from the Bank or from another company of the Group, as the case may be, the same number of Santander shares as that initially purchased on a mandatory basis, i.e., at the rate of one share for each share acquired in the Mandatory Investment, so long as the following conditions are fulfilled during a period of three years as from the Mandatory Investment:
a)	that the shares acquired in the Mandatory Investment are maintained;
b)	that the participant remains with the Santander Group; and
c)	that none of the following circumstances is present:
•	deficient financial performance of the Group;
•	noncompliance by the beneficiary of the codes of conduct and other internal regulations, including in particular the internal regulations on risks, which may be applicable to the manager; or
•	a material restatement of the entity’s financial statements, except when it is appropriate in accordance with a change in the accounting laws and regulations.
The Board of Directors, after a report from the Appointments and Remuneration Committee, will determine (i) the existence of the aforementioned circumstances and, in such case, (ii) their effects on the number of shares corresponding to each beneficiary, with the power to modulate them depending on the existing circumstances.
In addition, in the event that the sum of 10% of the annual variable compensation (bonus) for 2009 of plan beneficiaries, when invested in Bank shares, results in the Mandatory Investment of all beneficiaries exceeding the aggregate maximum number of shares set by the Board of Directors, or the Executive Committee by delegation therefrom, within the Total Limit, as defined below, the amount to be invested by each beneficiary shall be reduced proportionately so as not to exceed such Total Limit.
(iii)
Term: This third cycle comprises 2010-2012. The delivery of shares by the Bank will be made, if appropriate, between January 1 and April 1, 2013, on the specific date to be determined by the Board of Directors, or the Executive Committee by delegation therefrom, within one month of the third anniversary of the date on which the Mandatory Investment was made.

The Mandatory Investment of each executive Director shall be the result of applying sub-section (ii) above, with the following maximum limits:

Maximum no.
Executive Directors	of shares
Mr. Emilio Botín-Sanz de Sautuola	44,359
Mr. Alfredo Sáenz Abad	105,950
Mr. Matías Rodríguez Inciarte	55,893
Mr. Francisco Luzón López	61,482
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	39,885
Mr. Juan Rodríguez Inciarte	32,742
The maximum number of shares for Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea will also be submitted to the shareholders at the Banesto General Shareholders’ Meeting for approval.
• Approval of the maximum limit of shares of the Restricted Shares Plan.
To authorize the delivery of Bank shares up to a maximum of 2,478,000 shares to be used selectively as an instrument to retain or hire managers or employees of the Bank or of other companies of the Group, with the exception of the executive Directors. The Board of Directors, or the Executive Committee by delegation therefrom, shall make all decisions regarding the use of this instrument. The overall limit established in this resolution shall also be observed.
A minimum period of permanence with the Group of 3 to 4 years will be required of each participant. At the end of the minimum period established in each case, the participant will be entitled to delivery of the shares.
The authorization granted herein may be used to make commitments to deliver shares for 12 months following the date on which such authorization is granted.
• Other rules
The aggregate maximum number of shares to be delivered pursuant to this resolution shall be 26,027,580, representing 0.32% of the share capital as of the date hereof (the “Total Limit”).
In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered shall be modified so as to maintain the percentage of the total share capital represented by them and the corresponding adjustments shall be made in order for the calculation of TSR to be correct.

Information from the stock exchange with the largest trading volume or, in case of doubt, from the stock exchange of the place where the registered office is located, shall be used to determine the listing price of each share.
If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash.
The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties that have signed agreements to ensure that the commitments made will be met.
• Authorization
Without prejudice to the general provisions of item Eleven or the foregoing paragraphs of this item Ten A, the Bank’s Board of Directors is hereby authorized to put its previous resolutions into practice, with powers to elaborate on the rules set forth herein, as required, and on the content of the agreements and other documentation to be used. Specifically, and only by way of example, the Board of Directors shall have the following powers:
(i)	To approve the content of the agreements and such other supplemental documentation as may be necessary or appropriate.
(ii)	To approve all such notices and supplemental documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.
(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorization or verification.
(iv)	To distribute the Total Limit among the various plans, respecting the specific maximum limits, if any, provided for each of them.
(v)
To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the rules for comparison between the entities of the Reference Group in the event of unforeseen changes, as well as the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash.

(vi)
To approve the hiring of an internationally recognized third party to verify attainment of the Objectives to which the delivery of shares is linked during the cycles of the Performance Shares Plan and to provide advice on any issues that may arise in the execution thereof. Specifically and without limitation, such third party may be entrusted with:

•	Obtaining the information on which the calculation of TSR is to be based, through appropriate sources.

•	Making such calculation.

•	Comparing the TSR between the Bank and the entities of the Reference Group.
•
Advising on the decision regarding the manner to proceed in the event of any unforeseen changes in the Reference Group list that require an adjustment of the rules used to compare them for purposes of the Performance Shares Plan.

(vii)
To determine if, according to the plans referred herein and after a report from the Appointments and Remuneration Committee, the conditions upon which the delivery of the corresponding shares to the beneficiaries is made contingent have been fulfilled; with the power to modulate the number of shares to be delivered depending on the existing circumstances.

(viii)	In general, take any actions and execute all such documents as may be necessary or appropriate.
The Board of Directors may delegate to the Executive Committee all the powers conferred in this resolution Ten A.

The provisions of this resolution are deemed to be without prejudice to the exercise of such powers by the Bank’s subsidiaries as may be appropriate in each case to implement the incentive policy, the plans and cycles thereof with respect to their own managers.
Ten B:
Approval of an incentive plan for employees of Abbey National plc. and of other Group companies in the United Kingdom by means of options on shares of the Bank and linked to the contribution of periodic cash amounts and to certain permanence requirements

To approve a voluntary savings plan applicable to the employees of Abbey National plc., of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom (and in which the Group directly or indirectly holds at least 90% of the capital), including employees at United Kingdom branches of Banco Santander, S.A. or of companies within its Group (in which the Group directly or indirectly holds at least 90% of the capital). Each of the subgroups and companies will finally decide whether or not to apply this plan to its employees. The characteristics of this plan (“sharesave scheme”) are as follows:
A plan in which between 5 and 250 pounds Sterling is deducted from the employee’s net salary every month, as chosen by the employee, who may, at the end of the chosen period (3 or 5 years), choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom), or exercising options on shares of Banco Santander, S.A. in an amount equal to the sum of such three amounts at a fixed price. In case of voluntary resignation, the employee will recover the amount contributed to that time, without interest, and will receive a slightly reduced bonus, but will forfeit the right to exercise the options.
The exercise price in pounds Sterling shall be the result of reducing by up to a maximum of 20% the average of the purchase and sale prices at the close of trading in London for the 3 trading days prior to the reference date. In the event that these listing prices are unavailable for any reason, such reduction shall be applied to the average price weighted by average traded volumes on the Spanish Continuous Market for the 15 trading days prior to the reference date. This amount shall be converted into pounds Sterling for each day of listing at the average exchange rate for that day as published in the Financial Times, London edition, on the following day. The reference day shall be set as the day of final approval of the plan by the British Tax Authority (“invitation date”) and shall occur between 21 and 41 days following the date of publication of the consolidated results of Banco Santander, S.A. for the first half of 2009.
The employees must decide upon their participation in the plan within the period between 42 and 63 days following the publication of the consolidated results of Banco Santander, S.A. for the first half of 2009.
The maximum monthly amount that each employee may assign to all voluntary savings plans subscribed by him/her (whether for the plan referred to in this resolution or other past or future “sharesave” plans) is 250 pounds Sterling.
The maximum number of shares of Banco Santander, S.A. to deliver under this plan, approved for 2009 is 10,692,804, equal to 0.13% of the share capital as of the date hereof.
The plan is subject to the approval of the Tax Authority of the United Kingdom.
Without prejudice to the generality of the provisions of resolution ELEVEN below, the Board of Directors is authorized, to the broadest extent permitted by law and with the express power of delegation to the Executive Committee, to carry out any acts that may be necessary or merely appropriate in order to implement the above-mentioned plan, as well as to further develop and explicate, to the extent required, the rules set forth herein. All of the foregoing shall be deemed to be without prejudice to the acts that the decision-making bodies of Abbey National Plc., of companies within the subgroup thereof, and of the other companies of the Santander Group registered in the United Kingdom or having branches therein and referred to in the first paragraph above, have already performed or may hereafter perform in the exercise of their powers within the framework defined by this resolution of the shareholders acting at the Meeting, in order to implement the plan and to establish, develop and explicate the rules applicable thereto.

Ten C:
Authorization for the delivery of 100 shares of the Bank to each of the employees of the Sovereign subgroup.
Within the framework of the acquisition of Sovereign Bancorp, Inc. by the Bank (the “Acquisition”), authorization is given for the delivery of one hundred (100) shares of the Bank to each of the employees of the Sovereign subgroup as of the date of consummation of the Acquisition (January 30, 2009), , without payment of any kind by the beneficiary. The shares to be delivered will be outstanding shares of the Bank, whether acquired on the market or treasury stock. The shares may be delivered directly by the Bank, by Sovereign or by any subsidiary of the group.
The Board of Directors is authorized, to the broadest extent permitted by Law and with the express power of delegation to the Executive Committee, to carry out any acts that may be necessary or merely appropriate in order to implement the delivery of shares to which this resolution refers, including, by way of example and not of limitation, (i) the determination of the manner in which or the plan under which the shares must be delivered, and (ii) the authorization of any public and private documents required for such purpose.
Item Eleven
Without prejudice to the delegations contained in the foregoing resolutions, it is hereby resolved:
A) To authorize the Board of Directors to interpret, cure, supplement, carry out and develop the foregoing resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the Executive Committee all or any of the powers received from the shareholders at this General Shareholders’ Meeting by virtue of the foregoing resolutions as well as this resolution ELEVEN.

B) To authorize Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Mr. Ignacio Benjumea Cabeza de Vaca and Mr. Jaime Pérez Renovales so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this General Shareholders’ Meeting. In addition, the aforementioned gentlemen are also severally empowered to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.””
CERTIFY also that, pursuant to the resolution of the Board of Directors to request the presence of a Notary Public, Mr. José María de Prada Díez, Notary belonging to the Ilustre Colegio of Burgos and with residence in the city of Santander, attended the Shareholders’ Meeting. The minutes of the meeting prepared by the Notary Public are the minutes of the Shareholders’ Meeting.
AND to leave record, I sign this certification with the approval of Mr. Matías Rodríguez Inciarte, Third Vice Chairman, in Santander on 19 June 2009.
Reviewed
Third Vice Chairman

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: June 19, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President